SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

WFS FINANCIAL INC

(Name of Issuer)

COMMON STOCK, WITHOUT PAR VALUE

(Title of Class of Securities)

92923B

(CUSIP NUMBER)

MARK C. TREANOR

SENIOR EXECUTIVE VICE PRESIDENT

WACHOVIA CORPORATION

301 SOUTH COLLEGE STREET

CHARLOTTE, NORTH CAROLINA 28288-0013

Telephone: (704) 374-6565

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 12, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

CUSIP No. 92923B	SCHEDULE 13D	Page 2 of 9 pages

1.	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): WACHOVIA CORPORATION
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☐ (B) ☒*
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER: 0 8. SHARED VOTING POWER: 34,447,722** 9. SOLE DISPOSITIVE POWER: 0 10. SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 34,447,722**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 83.8%**
14.	TYPE OF REPORTING PERSON: CO

*	See Items 4 and 5.
**	Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934 (the “Act”), the Reporting Person disclaims beneficial ownership of such shares, and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

ITEM 1. SECURITY AND ISSUER.

This Statement (the “Statement”) relates to the common stock, without par value per share, of WFS Financial Inc (the “Company”), a corporation organized under California law and an indirect majority-owned subsidiary of Westcorp, a California corporation. The Company’s principal executive offices are located at 23 Pasteur, Irvine, California 92618.

ITEM 2. IDENTITY AND BACKGROUND.

(a)-(c); (f) This Statement is filed by Wachovia Corporation, a North Carolina corporation (“Wachovia”), with the U.S. Securities and Exchange Commission (the “SEC”). The address and principal place of business of Wachovia is One Wachovia Center, Charlotte, North Carolina 28288-0013. Wachovia is a financial holding company that is principally engaged in the business of banking through its subsidiaries. For information required by General Instruction C to Schedule 13D with respect to the directors and executive officers of Wachovia, reference is made to Exhibit A attached hereto and incorporated herein by reference.

(d)-(e) Except as provided below, neither Wachovia, nor, to the best of its knowledge, any of the persons listed on Exhibit A hereto, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. Federal or State securities laws or finding any violation with respect to such laws. As previously disclosed by Wachovia in its Annual Report on Form 10-K for the fiscal year ended December 31, 2004, the SEC filed a complaint on November 4, 2004 relating to purchases, prior to the merger of Wachovia Corporation (“Legacy Wachovia”) with First Union Corporation (“Legacy First Union”) in 2001, by Legacy Wachovia of Legacy First Union common stock and the disclosures made by both legacy companies related to those purchases following the April 2001 announcement of the merger between Legacy First Union and Legacy Wachovia. Without admitting or denying the allegations set forth in the complaint, Wachovia consented to entry of final judgment by the United States District Court for the District of Columbia permanently enjoining Wachovia from directly or indirectly violating Sections 13(a) and 14(a) of the Act and Rules 12b-20, 13a-13 and 14a-9 promulgated thereunder. The judgment also ordered Wachovia to pay a civil money penalty of $37 million pursuant to Section 21(d)(3) of the Act.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Wachovia has entered into an Agreement and Plan of Merger, dated as of September 12, 2005, with Westcorp, Western Financial Bank and the Company, which is attached hereto as Exhibit C (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, subject to the receipt of all necessary shareholder and regulatory approvals, Westcorp will merge with and into Wachovia (the “Parent Merger”), and each outstanding share of Westcorp common stock will be converted into 1.2749 shares of Wachovia common stock. The Parent Merger will be immediately followed by the conversion of Western Financial Bank from a federal saving bank into a national bank. Immediately following the bank conversion, the

Company will be merged with and into Western Financial Bank (the “Subsidiary Merger” and, together with the Parent Merger, the “Mergers”). Pursuant to the Merger Agreement, Westcorp has agreed to cause Western Financial Bank to vote all 34,447,722 shares, or approximately 83.8%, of the Company’s common stock held by Western Financial Bank in favor of the Subsidiary Merger. Pursuant to the Subsidiary Merger, Wachovia will acquire the 16% interest in the Company held by the public. As a result of the Subsidiary Merger, each outstanding share of the Company’s common stock (other than shares held by Western Financial Bank) will be converted into 1.4661 shares of Wachovia common stock.

In addition, American Assets, Inc. and the Ernest Rady Trust (together, the “Shareholders”) and Wachovia have entered into a Shareholder Voting Agreement (described in Item 4 of this Schedule 13D and a copy of which is attached hereto as Exhibit B) (the “Voting Agreement”) with respect to certain shares of Westcorp’s common stock beneficially owned by the Shareholders.

No shares of Westcorp’s or the Company’s common stock were purchased by Wachovia pursuant to the Voting Agreement or the Merger Agreement, and thus no funds were used for such purpose. Exhibits B and C are specifically incorporated herein by reference in response to this Item 3.

Except as otherwise provided in this Statement, capitalized terms that are used but not otherwise defined in this Statement shall have the meaning assigned to such terms in the Merger Agreement.

ITEM 4. PURPOSE OF THE TRANSACTION.

(a)-(j) Wachovia obtained the agreement of Westcorp to cause the shares of the Company common stock held by Western Financial Bank to be voted in favor of the Subsidiary Merger to ensure the requisite approval as required by California law. However, the Merger Agreement provides that the Subsidiary Merger must also be approved by a majority of the shares of the Company’s common stock represented and voting at a duly held shareholders’ excluding the shares held by Westcorp and its affiliates, including Western Financial Bank.

The purpose of Wachovia’s entering into the Voting Agreement covering the shares of Westcorp common stock is to facilitate the transactions contemplated by the Merger Agreement, including the Parent Merger and the Subsidiary Merger.

Pursuant to Instructions for Cover Page (2) to this Schedule 13D, the following is a description of the relationship among Wachovia and the Shareholders under the Voting Agreement, but is not an affirmation by Wachovia of the existence of a group for purposes of Section 13(d)(3) or Section 13(g)(3) of the Act or Rule 13d-5(b)(1) thereunder. Pursuant to Rule 13d-4 of the Act, Wachovia disclaims beneficial ownership of the shares of the Company’s common stock to which this Statement relates.

In order to induce Wachovia to enter into the Merger Agreement, the Shareholders entered into the Voting Agreement with Wachovia. Pursuant to the Voting Agreement, each of the Shareholders agreed, among other things, to vote (or cause to be voted), all the shares of Westcorp common stock subject to the Voting Agreement (a) in favor of adoption by Westcorp of the Parent Merger and the approval of the Merger Agreement and each of the transactions contemplated by the Merger Agreement and (b) against (i) any merger agreement or merger (other than the Merger Agreement and the Parent Merger), consolidation, combination, sale or transfer of a material amount of assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Westcorp or any Acquisition Proposal, and (ii) any amendment of Westcorp’s articles of incorporation or bylaws or other proposal or transaction involving Westcorp or any of its subsidiaries, which amendment or other proposal or transaction would in any manner delay, impede, frustrate, prevent or nullify the Parent Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement or change in any manner the voting rights of Westcorp’s common stock. In addition, the Shareholders agreed not to transfer or otherwise dispose of the shares of Westcorp common stock subject to the Voting Agreement other than to certain permitted transferees or grant any proxies, deposit any such shares into any voting trust or enter into any other voting arrangement with respect to such shares.

The Shareholders have also granted to the Shareholder Representative (Ernest S. Rady) an irrevocable proxy coupled with an interest to vote the shares of Westcorp common stock subject to the Voting Agreement as provided for in the Voting Agreement.

In addition, the Shareholders have waived and agreed not to assert or perfect any dissenters’ rights and any similar rights that they may have by virtue of their ownership of any shares of the Company’s common stock with respect to the Subsidiary Merger.

The Voting Agreement and the proxy granted pursuant to it will terminate upon the earliest to occur of (i) the Company Effective Time (as such term is defined in the Voting Agreement), (ii) the date on which the Merger Agreement is terminated, and (iii) at any time upon notice by Wachovia to the Shareholder Representative (Ernest S. Rady).

The description of the Mergers under Item 3 is incorporated by reference herein. The Mergers are intended to constitute reorganizations under Section 368(a) of the Internal Revenue Code of 1986, as amended, and are to be accounted for as a purchase. Consummation of the Mergers is subject to various conditions, including: (i) receipt of the approval of the Merger Agreement by Westcorp’s and the Company’s shareholders; (ii) receipt of requisite regulatory approvals, including the approval of applicable federal banking regulators; (iii) receipt of opinions as to the tax treatment of the Mergers; (iv) listing on the New York Stock Exchange, Inc., subject to notice of issuance, of Wachovia’s common stock to be issued in the Mergers; and (v) satisfaction of certain other conditions.

The foregoing descriptions of the transactions contemplated by the Voting Agreement and the Merger Agreement are qualified in their entirety by reference to the respective agreements, copies of which are filed hereto as Exhibits B and C, respectively. Exhibits B and C are specifically incorporated herein by reference in answer to this Item 4.

Except as set forth in this Statement, the Merger Agreement and the Voting Agreement, neither Wachovia nor, to the best of its knowledge, any of the individuals named in Exhibit A hereto, has any plans or proposals that relate to or that would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) As a result of the Merger Agreement, Wachovia may be deemed to have beneficial ownership of an aggregate of 34,447,722 shares of the Company’s common stock, which constitute, based on information provided by the Company and set forth in the Merger Agreement, approximately 83.8% of the outstanding shares of voting stock of the Company, all of which is held by Westcorp or one of its affiliates. Further, as a result of the Voting Agreement, Wachovia may be deemed to have beneficial ownership of an aggregate of 20,890,258 shares of Westcorp’s common stock, which constitute, based on information provided by the Company and set forth in the Merger Agreement, approximately 40.0% of the outstanding shares of voting stock of Westcorp. Wachovia, however, hereby disclaims beneficial ownership of any shares of the Company’s common stock, and this Statement shall not be construed as an admission that Wachovia, for any or all purposes, is the beneficial owner of the shares.

The foregoing does not include an aggregate of 1,773 shares of the Company’s common stock that are held by certain subsidiaries of Wachovia in a fiduciary capacity or as investment advisor for mutual funds or other clients, including 1,516 shares over which such subsidiaries have sole dispositive power and 1,673 shares over which such subsidiaries have sole voting power.

Other than as provided above, neither Wachovia, nor to the best of its knowledge, any of the persons listed on Exhibit A hereto, owns or has any right to acquire, directly or indirectly, any shares of the Company’s common stock.

(b) Pursuant to the Merger Agreement, Wachovia may be deemed to have shared power to vote 34,447,722 shares of the Company’s common stock. Further, pursuant to the Voting Agreement, Wachovia may be deemed to have shared power to vote (i) 16,583,089 shares of Westcorp common stock with American Assets, Inc. and (ii) 4,307,169 shares of Westcorp common stock with the Ernest S. Rady Trust, each of which may in turn share power with Westcorp and Western Financial Bank to control approximately 83.8% of the outstanding shares of the Company’s commons stock. Wachovia, however, (i) is not entitled to any rights as a shareholder of the Company as to any shares of the Company’s common stock and (ii) disclaims any beneficial ownership of any shares of the Company’s common stock.

The information required by Item 2 relating to the Shareholders is set forth in Exhibit D and consists of information contained in the Schedule 13D/A filed by Ernest S. Rady, the Ernest S. Rady Trust and American Assets, Inc., among others, on September 13, 2005. While Wachovia has no reason to believe that such information was not reliable as of its date, Wachovia only accepts responsibility for accurately reproducing such information and accepts no further or other responsibility for such information. In addition, Wachovia makes no representation or warranty with respect to the accuracy or completeness of such information or any representation or warranty, and the filing of this Statement shall not create any implication under any circumstances, that there have been no events, or that there is no other information, including events or information not yet publicly disclosed by any of the Shareholders, which may affect the accuracy or completeness of such information.

(c) Except with respect to the transactions contemplated by each of the Merger Agreement and the Voting Agreement, neither Wachovia, nor to the best of its knowledge, any of the persons listed on Exhibit A hereto, has effected any transaction in the Company’s common stock during the past 60 days. The descriptions of the transactions contemplated by the Voting Agreement and the Merger Agreement are qualified in their entirety by reference to the respective agreements, copies of which are filed hereto as Exhibits B and C, respectively. Exhibits B and C are specifically incorporated herein by reference in answer to this Item 5.

(d) Except as set forth in this Item 5, no other person is known by Wachovia to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the common stock of the Company that may be deemed to be beneficially owned by Wachovia as provided herein.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See “Item 4. Purpose of Transaction” for descriptions of the Merger Agreement and the Voting Agreement, which are qualified in their entirety by reference to the respective agreements, copies of which are filed hereto as Exhibits B and C, respectively. Exhibits B and C are specifically incorporated herein by reference in answer to this Item 6.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A:

Directors and Executive Officers of Wachovia

Exhibit B:

Shareholder Voting Agreement, dated as of September 12, 2005, by and among Wachovia, American Assets, Inc., Ernest S. Rady Trust and Ernest S. Rady, as Shareholder Representative.

Exhibit C:

Agreement and Plan of Merger, dated as of September 12, 2005, by and among Wachovia, the Company, Western Financial Bank and WFS Financial Inc

Exhibit D:

Certain Information Regarding the Shareholders

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of September 22, 2005

WACHOVIA CORPORATION

By:	/s/ Mark C. Treanor
Name:	Mark C. Treanor
Title:	Senior Executive Vice President

EXHIBIT INDEX

Exhibit A:

Directors and Executive Officers of Wachovia

Exhibit B:

Shareholder Voting Agreement, dated as of September 12, 2005, by and among Wachovia, American Assets, Inc., Ernest S. Rady Trust and Ernest S. Rady, as Shareholder Representative.

Exhibit C:

Agreement and Plan of Merger, dated as of September 12, 2005, by and among Wachovia, the Company, Western Financial Bank and WFS Financial Inc

Exhibit D:

Certain Information Regarding the Shareholders